September 10, 2024

David Dodd
Chief Executive Officer
GeoVax Labs, Inc.
1900 Lake Park Drive, Suite 380
Smyrna, GA 30080

       Re: GeoVax Labs, Inc.
           Registration Statement on Form S-1
           Filed September 6, 2024
           File No. 333-281972
Dear David Dodd:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   F. Reid Avett, Esq.